EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

July 30, 2024

Dear Partners Group Private Equity (Master Fund), LLC Member:

We are writing to inform you of important dates relating to a tender offer by Partners Group Private Equity (Master Fund), LLC (the “Fund”). If you are not interested in having the Fund repurchase your limited liability company interests or a portion of your interests in the Fund (“Units”) valued as of September 30, 2024, please disregard this notice and take no action.

The tender offer period will begin on July 30, 2024 and will end at 11:59 p.m., Eastern Time, on August 26, 2024, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Units. Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Units or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by State Street Bank and Trust Company no later than August 26, 2024. If you do not wish to have all or any portion of your Units repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR UNITS REPURCHASED.

If you would like to tender your Units, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to State Street Bank and Trust Company, Attention: Partners Group Private Equity (Master Fund), LLC, 1776 Heritage Drive, Mailstop JAB0340, North Quincy, MA 02171; or (ii) fax it to State Street Bank and Trust Company at (617) 937-3051, Attention: Partners Group Private Equity (Master Fund), LLC, so that it is received before 11:59 p.m., Eastern Time, on August 26, 2024.

Members that are clients of certain financial advisers may be provided by their financial advisers with a customized tender offer form, which may be used instead of the Letter of Transmittal attached to the Offer and referred to in the paragraph above. If you are a client of such a financial adviser, a sample of the tender offer form is included with your Offer, which is for reference only. The tender offer form used for your account will need to be signed and returned to your financial adviser in good order. Upon receiving signed documentation, your financial adviser will submit the form for processing. Your financial adviser must submit the form before 11:59 p.m., Eastern Time, on August 26, 2024. For the avoidance of doubt, a Member that submits such a customized tender offer form to their financial adviser, should not also complete and mail a separate Letter of Transmittal to State Street Bank and Trust Company.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call (888) 977-9790.

Sincerely,

Partners Group Private Equity (Master Fund), LLC